SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. __ /*/

New Senior Investment Group Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

090572207
(CUSIP Number)

John A. Levin
595 Madison Avenue, 17th Floor
New York, NY 10022
(212) 259-0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

/*/      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 090572207

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Levin Capital Strategies, L.P. (EIN # 87-0753486)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
[_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER

		670,649
NUMBER OF
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,308,666
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		670,649
	10.	SHARED DISPOSITIVE POWER

		3,840,709
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,511,358
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.38%
14.	TYPE OF REPORTING PERSON

PN

SCHEDULE 13D
CUSIP NO. 090572207

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

LCS, LLC (EIN # 51-0552992)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
[_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER

		0
NUMBER OF
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER

		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14.	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D
CUSIP NO. 090572207

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

LCS Event Partners, LLC (EIN # 27-1209899)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
[_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER

		0
NUMBER OF
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER

		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14.	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D
CUSIP NO. 090572207

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

LCS L/S, LLC (EIN # 45-4228949)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
[_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER

		0
NUMBER OF
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER

		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14.	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D
CUSIP NO. 090572207

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

John A. Levin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
[_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7.	SOLE VOTING POWER

		81,461
NUMBER OF
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,022,541
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		81,461
	10.	SHARED DISPOSITIVE POWER

		1,025,511
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,106,972
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.32%
14.	TYPE OF REPORTING PERSON

IN

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.01 par value per share (the "Common Stock"), of New Senior Investment Group Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 1345 Avenue of the Americas, New York, NY 10105.

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by is being filed by (i) Levin Capital Strategies, L.P., a Delaware limited partnership (“LCS”); (ii) LCS, LLC, a Delaware limited liability company (“LCSL”); (iii) LCS Event Partners, LLC, a Delaware limited liability company (“LCSEP”); (iv) LCS L/S, LLC, a Delaware limited liability company (“LCSLS”); and (v) John A. Levin, a U.S. citizen (“Levin” and, together with LCS, LCSL, LCSEP and LCSLS, the “Reporting Persons”). The address of each Reporting Person’s principal office is 595 Madison Avenue, 17th Floor, New York, NY 10022. Each Reporting Person’s principal business is financial investing.

During the last five years, no Reporting Person has been convicted in a criminal proceeding.

During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The purchases of the shares of Common Stock to which this Schedule 13D relates were made using the general investment funds of the Reporting Persons. The amount of funds used for all purchases of Common Stock of the Issuer by the Reporting Persons covered by this Schedule 13D was an aggregate of $94,727,789.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons are currently holding the Issuer’s securities being reported hereunder for investment purposes. While the Reporting Persons currently have no current plans or proposal with respect to the Issuer’s securities, the Reporting Persons will remain dedicated to encouraging good corporate governance principles as they apply to the Issuer and to protecting the value of their investment in the Issuer and may consider various plans or proposals which relate to or could result in the transactions or changes contemplated by Items 4(a) through 4(j) of Schedule 13D. Such plans or proposals could include, without limitation, (i) acquisitions of additional shares in the open market or otherwise, (ii) potentially seeking possible changes in the present board of directors and management of the Issuer, (iii) making one or more proposals for adoption by stockholders of the Issuer (including proposals to improve the Issuer’s corporate governance or to amend the Issuer’s organizational documents), (iv) making proposals to the Issuer’s board of directors and management, (v) seeking to call a special meeting of stockholders to elect directors or approve stockholder proposals, and soliciting proxies or consents in connection therewith, (vi) proposing an extraordinary corporate transaction, such as a merger, reorganization, recapitalization or liquidation, involving the Issuer or any of its subsidiaries, or sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, which transaction may involve the Reporting Persons or third parties unrelated to the Reporting Persons, (vii) alone or in conjunction with others, seeking to acquire the Issuer or substantial assets or outstanding securities of the Issuer, including by merger, tender offer or stock or asset purchase, or (viii) selling all or a portion of the shares now owned or hereafter acquired by the Reporting Persons. In the interim the Reporting Persons may, in connection with their holdings of the Issuer’s securities, communicate with other stockholders or third parties regarding the Issuer, its business, prospects and alternatives to maximize stockholder value and to otherwise protect the Reporting Persons’ interest in the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) LCS beneficially owns 4,511,358 shares of Common Stock of the Issuer (of which 83,915,505 are issued and outstanding, according to information provided by the Issuer in its Prospectus filed on June 25, 2015). Levin disclaims beneficial ownership of all such shares owned beneficially by LCS. Based on a total of 83,915,505 outstanding shares of Common Stock of the Issuer and further in accordance with the beneficial ownership rules, the shares of Common Stock of the Issuer beneficially owned by LCS represent approximately 5.38% of the Issuer’s Common Stock.

John A. Levin beneficially owns 1,106,972 shares of Common Stock of the Issuer. Based on a total of 83,915,505 outstanding shares of Common Stock of the Issuer and further in accordance with the beneficial ownership rules, the shares of Common Stock of the Issuer beneficially owned by Levin represent approximately 1.32% of the Issuer’s Common Stock.

(b) LCS may be deemed to have (i) the sole power to vote or direct the vote of 670,649 shares of Common Stock of the Issuer; (ii) shared voting power to vote or direct the vote of 3,308,666 shares of Common Stock of the Issuer; (iii) the sole power to dispose or direct the disposition of 670,649 shares of Common Stock of the Issuer; and (iv) shared power to dispose or direct the disposition of 3,840,709 shares of Common Stock of the Issuer. Voting power is shared with the applicable investment advisory client or the primary advisor over the funds. LCS votes the shares of Common Stock of the Issuer beneficially owned by it based upon internal procedures, however the applicable client or the primary advisor on an account can instruct LCS to vote any proxy upon request and overrule LCS. See Item 5(d) below for a discussion of the material accounts with whom LCS shares voting power over shares of Common Stock of the Issuer.

John A. Levin may be deemed to (i) the sole power to vote or direct the vote of 81,461 shares of Common Stock of the Issuer; (ii) shared voting power to vote or direct the vote of 1,022,541 shares of Common Stock of the Issuer; (iii) the sole power to dispose or direct the disposition of 81,461 shares of Common Stock of the Issuer; and (iv) shared power to dispose or direct the disposition of 1,025,511 shares of Common Stock of the Issuer.

(c) During the past sixty days, the Reporting Persons have made the purchases and sales of the Common Stock of the Issuer described on Appendix A hereto.

Additionally, prior to the date of this Schedule 13D, LCS entered into swap contracts with respect to an aggregate of 137,263 shares of the Common Stock of the Issuer. The swap counterparty is an affiliate of JP Morgan. Each swap contract relates to one underlying share of Common Stock of the Issuer. Under the terms of the swap contracts, LCS is only permitted to sell the shares back, at LCS’s option at any time, to the swap counterparty at prevailing market prices. LCS is not otherwise permitted to vote or purchase/sell the underlying shares. LCS most recently entered into swap contracts covering 40,034 shares on June 25, 2015 (the only date occurring within the past 60 days).

(d) Levin Capital Trilogy Master Fund, Ltd., an offshore fund for which LCS acts as investment advisor, has the right to receive dividends from, and the proceeds from the sale of 565,700 shares. Neuberger Berman Absolute Return Multi-Manager Fund, a registered investment company under the Investment Company Act of 1940, for which LCS acts as sub-investment advisor has the right to receive dividends from, and the proceeds from the sale of, 773,176 shares. Neuberger Berman AMT Absolute Return Multi-Manager Portfolio, a registered investment company under the Investment Company Act of 1940, for which LCS acts as sub-investment advisor has the right to receive dividends from, and the proceeds from the sale of, 5,540 shares. Levcap Alternative Fund, L.P., a private investment fund for which LCS acts as investment advisor, has the right to receive dividends from, and the proceeds from the sale of 56,438 shares. Various separately managed accounts for whom LCS acts as investment manager have the right to receive dividends from, and the proceeds from the sale of 3,110,504 shares.

Levin has investment discretion and voting authority over certain Levin Family related accounts, and these accounts have the right to receive dividends from and the proceeds from the sale of 1,106,972 shares.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2015

Levin Capital Strategies, L.P.

By: /s/ John A. Levin
John A. Levin
Managing Member and Chief Executive Officer

LCS Event Partners, LLC

By: /s/ John A. Levin
John A. Levin
Managing Member

LCS, LLC

By: /s/ John A. Levin
John A. Levin
Managing Member

LCS L/S, LLC

By: /s/ John A. Levin
John A. Levin
Managing Member

/s/ John A. Levin
John A. Levin

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

Appendix A
Transactions in Common Stock of Issuer

During the past sixty days, LCS effected the following transactions in the Common Stock of the Issuer in open market purchases or sales, as applicable:

Date	Buy or Sell	Quantity	Price Per Share (before commission)
24-Jul-15	B	431	$12.7972
24-Jul-15	B	4400	$12.7972
24-Jul-15	B	14282	$12.7972
24-Jul-15	B	1036	$12.7972
24-Jul-15	B	103	$12.7972
24-Jul-15	B	1748	$12.7972
23-Jul-15	B	3018	$12.80
23-Jul-15	B	746	$12.80
23-Jul-15	B	7600	$12.80
23-Jul-15	B	24669	$12.80
23-Jul-15	B	1790	$12.80
23-Jul-15	B	177	$12.80
13-Jul-15	B	51955	$13.6922
09-Jul-15	S	1640	$13.5444
09-Jul-15	S	1075	$13.5444
09-Jul-15	S	600	$13.5444
07-Jul-15	B	65	$13.56
02-Jul-15	B	10000	$13.515
01-Jul-15	B	90000	$13.6936
01-Jul-15	B	5700	$13.4897
30-Jun-15	B	15000	$13.3844
30-Jun-15	B	5000	$13.3794
29-Jun-15	B	5000	$13.3198
29-Jun-15	B	1195	$13.3854
26-Jun-15	B	20000	$13.60
26-Jun-15	B	690	$13.6478
26-Jun-15	S	8899	$13.6417
26-Jun-15	B	1405	$13.5996
26-Jun-15	B	49485	$13.6478
26-Jun-15	S	1101	$13.6417
26-Jun-15	B	3631	$13.6478
26-Jun-15	B	7670	$13.6478
26-Jun-15	B	13330	$13.6478
25-Jun-15	B	6623	$13.618
25-Jun-15	B	40034	$13.6241
25-Jun-15	B	1324	$13.618
25-Jun-15	B	23109	$13.618

25-Jun-15	B	3799	$13.618
25-Jun-15	B	339	$13.618
25-Jun-15	B	15000	$13.5438
24-Jun-15	B	1655	$13.47
24-Jun-15	B	2200	$13.47
24-Jun-15	B	2995	$13.47
24-Jun-15	B	940	$13.47
24-Jun-15	B	805	$13.47
24-Jun-15	B	1025	$13.47
24-Jun-15	B	2740	$13.47
24-Jun-15	B	1095	$13.47
24-Jun-15	B	380	$13.47
24-Jun-15	B	240	$13.47
24-Jun-15	B	260	$13.47
24-Jun-15	B	580	$13.47
24-Jun-15	B	235	$13.47
24-Jun-15	B	1195	$13.47
24-Jun-15	B	910	$13.47
24-Jun-15	B	1015	$13.47
24-Jun-15	B	575	$13.47
24-Jun-15	B	545	$13.47
24-Jun-15	B	650	$13.47
24-Jun-15	B	340	$13.47
24-Jun-15	B	1045	$13.47
24-Jun-15	B	1475	$13.47
24-Jun-15	B	290	$13.47
24-Jun-15	B	325	$13.47
24-Jun-15	B	370	$13.47
24-Jun-15	B	545	$13.47
24-Jun-15	B	16840	$13.47
24-Jun-15	B	1540	$13.47
24-Jun-15	B	1600	$13.47
24-Jun-15	B	725	$13.47
24-Jun-15	B	2870	$13.47
24-Jun-15	B	335	$13.47
24-Jun-15	B	21135	$13.47
24-Jun-15	B	580	$13.47
24-Jun-15	B	665	$13.47
24-Jun-15	B	6215	$13.47
24-Jun-15	B	160820	$13.47
24-Jun-15	B	1355	$13.47
24-Jun-15	B	3790	$13.47
24-Jun-15	B	4155	$13.47
24-Jun-15	B	37293	$13.47
24-Jun-15	B	130522	$13.47
24-Jun-15	B	10183	$13.47

24-Jun-15	B	1007	$13.47
24-Jun-15	B	1080	$13.47
24-Jun-15	B	6590	$13.47
24-Jun-15	B	54640	$13.47
24-Jun-15	B	127960	$13.47
24-Jun-15	B	51015	$13.47
24-Jun-15	B	2370	$13.47
24-Jun-15	B	2290	$13.47
24-Jun-15	B	4840	$13.47
24-Jun-15	B	1110	$13.47
24-Jun-15	B	2140	$13.47
24-Jun-15	B	10375	$13.47
24-Jun-15	B	3875	$13.47
24-Jun-15	B	118871	$13.47
24-Jun-15	B	795	$13.47
24-Jun-15	B	960	$13.47
24-Jun-15	B	225	$13.47
24-Jun-15	B	87310	$13.47
24-Jun-15	B	15355	$13.47
24-Jun-15	B	810	$13.47
24-Jun-15	B	2230	$13.47
24-Jun-15	B	395	$13.47
24-Jun-15	B	885	$13.47
24-Jun-15	B	2870	$13.47
24-Jun-15	B	680	$13.47
24-Jun-15	B	225	$13.47
24-Jun-15	B	240	$13.47
24-Jun-15	B	1200	$13.47
24-Jun-15	B	6750	$13.47
24-Jun-15	B	12625	$13.47
24-Jun-15	B	3500	$13.47
24-Jun-15	B	50800	$13.47
24-Jun-15	B	125	$13.47
24-Jun-15	B	125	$13.47
24-Jun-15	B	6575	$13.47
24-Jun-15	B	300	$13.47
24-Jun-15	B	2025	$13.47
24-Jun-15	B	1030	$13.47
24-Jun-15	B	11675	$13.47
24-Jun-15	B	400	$13.47
24-Jun-15	B	425	$13.47
24-Jun-15	B	150	$13.47
24-Jun-15	B	525	$13.47
24-Jun-15	B	850	$13.47
24-Jun-15	B	250	$13.47
24-Jun-15	B	4500	$13.47

24-Jun-15	B	790	$13.47
24-Jun-15	B	935	$13.47
24-Jun-15	B	1815	$13.47
24-Jun-15	B	870	$13.47
24-Jun-15	B	1925	$13.47
24-Jun-15	B	325	$13.47
24-Jun-15	B	10000	$14.1536
24-Jun-15	B	1275	$13.47
24-Jun-15	B	100	$13.47
24-Jun-15	B	125	$13.47
24-Jun-15	B	125	$13.47
24-Jun-15	B	375	$13.47
24-Jun-15	B	125	$13.47
24-Jun-15	B	150	$13.47
24-Jun-15	B	400	$13.47
24-Jun-15	B	4175	$13.47
24-Jun-15	B	2050	$13.47
24-Jun-15	B	150	$13.47
24-Jun-15	B	9375	$13.47
24-Jun-15	B	525	$13.47
24-Jun-15	B	100	$13.47
24-Jun-15	B	125	$13.47
24-Jun-15	B	300	$13.47
24-Jun-15	B	400	$13.47
24-Jun-15	B	175	$13.47
24-Jun-15	B	1400	$13.47
24-Jun-15	B	50	$13.47
24-Jun-15	B	700	$13.47
24-Jun-15	B	1075	$13.47
24-Jun-15	B	50	$13.47
24-Jun-15	B	150	$13.47
24-Jun-15	B	310	$13.47
24-Jun-15	B	1400	$13.47
24-Jun-15	B	1250	$13.47
24-Jun-15	B	580	$13.47
24-Jun-15	B	1120	$13.47
24-Jun-15	B	505	$13.47
24-Jun-15	B	1725	$13.47
24-Jun-15	B	510	$13.47
24-Jun-15	B	230	$13.47
24-Jun-15	B	680	$13.47
24-Jun-15	B	380	$13.47
24-Jun-15	B	2340	$13.47
24-Jun-15	B	320	$13.47
24-Jun-15	B	565	$13.47
24-Jun-15	B	2170	$13.47

24-Jun-15	B	240	$13.47
24-Jun-15	B	975	$13.47
24-Jun-15	B	590	$13.47
24-Jun-15	B	375	$13.47
24-Jun-15	B	2155	$13.47
24-Jun-15	B	1405	$13.47
24-Jun-15	B	1595	$13.47
24-Jun-15	B	805	$13.47
24-Jun-15	B	690	$13.47
24-Jun-15	B	195	$13.47
24-Jun-15	B	2940	$13.47
24-Jun-15	B	120	$13.47
24-Jun-15	B	355	$13.47
24-Jun-15	B	335	$13.47
24-Jun-15	B	535	$13.47
24-Jun-15	B	1000	$13.47
24-Jun-15	B	5970	$13.47
24-Jun-15	B	135	$13.47
24-Jun-15	B	7195	$13.47
24-Jun-15	B	1805	$13.47
24-Jun-15	B	1015	$13.47
24-Jun-15	B	300	$13.47
24-Jun-15	B	200	$13.47
24-Jun-15	B	285	$13.47
24-Jun-15	B	765	$13.47
24-Jun-15	B	225	$13.47
24-Jun-15	B	1155	$13.47
24-Jun-15	B	4785	$13.47
24-Jun-15	B	1310	$13.47
24-Jun-15	B	1165	$13.47
24-Jun-15	B	4250	$13.47
24-Jun-15	B	1910	$13.47
24-Jun-15	B	360	$13.47
24-Jun-15	B	210	$13.47
24-Jun-15	B	2425	$13.47
24-Jun-15	B	1075	$13.47
18-Jun-15	B	10000	$15.534
17-Jun-15	B	26500	$15.1989
17-Jun-15	B	27244	$15.0804
16-Jun-15	B	53500	$15.0726
15-Jun-15	B	50000	$15.4346
12-Jun-15	S	8899	$15.2902
12-Jun-15	S	6101	$15.2902
10-Jun-15	B	10000	$15.7061
10-Jun-15	B	700	$15.70
10-Jun-15	B	15000	$15.5282

04-Jun-15	S	400	$15.7538
28-May-15	B	213	$16.1106

During the past sixty days, Levin effected the following transactions in the Common Stock of the Issuer in open market purchases or sales, as applicable:

Date	Buy or Sell	Quantity	Price Per Share (before commission)
24-Jun-15	B	475	$14.017
24-Jun-15	B	7000	$14.017
24-Jun-15	B	125	$14.017
24-Jun-15	B	125	$14.017
24-Jun-15	B	75	$14.0171
24-Jun-15	B	100	$14.017
24-Jun-15	B	125	$14.017
24-Jun-15	B	250	$14.017
24-Jun-15	B	425	$14.017
24-Jun-15	B	9575	$14.017
24-Jun-15	B	300	$14.017
24-Jun-15	B	425	$14.017
24-Jun-15	B	300	$14.017
24-Jun-15	B	650	$14.017
24-Jun-15	B	200	$14.017
24-Jun-15	B	425	$14.017
24-Jun-15	B	125	$14.017
24-Jun-15	B	350	$14.017
24-Jun-15	B	350	$14.017
24-Jun-15	B	125	$14.017
24-Jun-15	B	500	$14.017
24-Jun-15	B	750	$14.017
24-Jun-15	B	750	$14.017
24-Jun-15	B	100	$14.017
24-Jun-15	B	325	$14.017
24-Jun-15	B	7000	$14.017
24-Jun-15	B	400	$14.017
24-Jun-15	B	325	$14.017

Exhibit A

Agreement of Joint Filing of Schedule 13D

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ownership by each of the undersigned of shares of Common Stock, $0.01 par value per share, of New Senior Investment Group Inc. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: July 30, 2015

Levin Capital Strategies, L.P.

By: /s/ John A. Levin
John A. Levin
Managing Member and Chief Executive Officer

LCS Event Partners, LLC

By: /s/ John A. Levin
John A. Levin
Managing Member

LCS, LLC

By: /s/ John A. Levin
John A. Levin
Managing Member

LCS L/S, LLC

By: /s/ John A. Levin
John A. Levin
Managing Member

/s/ John A. Levin
John A. Levin